MALVERN BANCORP, INC.
42 E. Lancaster Avenue
Paoli, Pennsylvania 19301

VIA EDGAR
March 23, 2023

Mr. John Stickel
Mr. John Dana Brown
Division of Corporation Finance
Office of Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:        Malvern Bancorp, Inc.
Preliminary Proxy Statement
Filed March 9, 2023
File No. 000-54835

Dear Mr. Stickel and Mr. Brown:

On behalf of Malvern Bancorp, Inc. (the “Company”), set forth below is the comment posed by the staff of the Division of Corporation Finance (the “Staff”) as set forth in the Staff’s letter to the Company, dated March 17, 2023, and the Company’s response thereto. For convenience of reference, the comment posed by the Staff is provided below in italicized font.

Preliminary Proxy Statement
Where you can find more information, page 150

1.	It appears that First Bank has not yet filed its 10-K with the FDIC. Please confirm once the 10-K has been filed and update accordingly.

Response:

The Company respectfully advises the Staff that First Bank has advised the Company that First Bank expects to file its Annual Report on Form 10-K (the “First Bank 10-K”) with the FDIC on or about Monday, March 27, 2023, and that the Company will update the date of filing of the First Bank 10-K in the Definitive Proxy Statement that the Company plans to file with the U.S. Securities and Exchange Commission on or shortly after the date the First Bank 10-K is filed with the FDIC.

* * *

Should you have any questions regarding the response in this letter, please feel free to contact me at 610-695-3676 at your earliest convenience.

Respectfully submitted,

/s/ Joseph D. Gangemi
Joseph D. Gangemi
Executive Vice President/Chief Financial Officer

cc:          Paul M. Aguggia, Esq., Holland & Knight LLP